SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

IQVIA HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.01 par value per share	46266C105
(Title of class of securities)	(CUSIP number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

Tel: (416) 868-1171

(Name, address and telephone number of person authorized

to receive notices and communications)

June 15, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 46266C105	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,569,600
	8	SHARED VOTING POWER 5,883,788
	9	SOLE DISPOSITIVE POWER 1,569,600
	10	SHARED DISPOSITIVE POWER 5,883,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,453,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on a total of 202,314,063 shares of Common Stock of the issuer (being 206,314,063 shares of Common Stock of the issuer outstanding as of June 8, 2018, less 4,000,000 shares of Common Stock repurchased by the issuer, as reported in the prospectus supplement filed by the issuer with the Securities and Exchange Commission on June 14, 2018).

CUSIP No. 46266C105	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS CPP Investment Board Private Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,877,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,877,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,877,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2) Based on a total of 202,314,063 shares of Common Stock of the issuer (being 206,314,063 shares of Common Stock of the issuer outstanding as of June 8, 2018, less 4,000,000 shares of Common Stock repurchased by the issuer, as reported in the prospectus supplement filed by the issuer with the Securities and Exchange Commission on June 14, 2018).

CUSIP No. 46266C105	SCHEDULE 13D	Page 4 of 10 Pages

Explanatory Note

This Amendment No. 5 (this “Amendment No. 5”) to Schedule 13D amends the information provided in the Schedule 13D filed with the Securities and Exchange Commission by Canada Pension Plan Investment Board and CPP Investment Board Private Holdings, Inc. (together, the “Reporting Persons”) on October 13, 2016 (the “Original Schedule 13D”), as amended on June 6, 2017, August 30, 2017, September 21, 2017, and December 4, 2017 (as so amended, the “Statement”).

This Amendment No. 5 is being filed to reflect the sale of certain shares (the “Common Shares”) of common stock, par value $0.01 per share, of IQVIA Holdings Inc., a Delaware corporation (the “Issuer”) by CPP Investment Board Private Holdings, Inc. (“CPPIB-PHI”). Such sale was made in connection with an underwritten secondary offering pursuant to a prospectus supplement filed by the Issuer on June 14, 2018 (the “Offering”).

Unless otherwise indicated, all references to “$” in this Schedule 13D are to U.S. dollars.

Information reported in the Statement remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 5.

Item 2.	Identity and Background

The last paragraph of Item 2 of the Statement is hereby amended and replaced with the following, and Schedule I of the Statement is hereby amended and replaced with Schedule I attached hereto:

In accordance with the provisions of General Instruction C to Schedule 13D, with respect to each Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling such Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction

The disclosure in the third paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the securities of the Issuer for investment purposes as part of their ordinary business and investing activities.

The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing their return on such investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer in open market transactions, privately negotiated transactions, or otherwise.

In exploring ways to maximize the return on their investment, and as part of their ongoing investment activities, the Reporting Persons may engage in discussions with representatives of the Issuer and/or with other holders of the Issuer’s securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

CUSIP No. 46266C105	SCHEDULE 13D	Page 5 of 10 Pages

The Reporting Persons may, at any time, and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) – (j) of this Item 4.

Item 4 of the Statement is hereby supplemented as follows:

In connection with the Offering, CPPIB-PHI agreed to sell an aggregate of 3,097,012 Common Shares owned by CPPIB-PHI at a price of $103.00 per Common Share for an aggregate purchase price of $318,992,236 pursuant to that certain Underwriting Agreement, dated as of June 12, 2018 among the Issuer, Goldman Sachs & Co. LLC, CPPIB-PHI and certain other selling stockholders of the Issuer. The Offering closed on June 15, 2018.

In connection with the Offering, and as required under the Underwriting Agreement, CPPIB-PHI entered into a lock-up letter agreement with Morgan Stanley & Co. LLC, dated June 12, 2018 (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, CPPIB-PHI agreed that, with limited exceptions, it will not, without the prior written consent of the underwriter, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares, or any securities convertible into or exercisable or exchangeable for Common Shares, beneficially owned (as such term is used in Rule 13d-3 under the Exchange Act) by it or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares (regardless of whether any of these transactions described in clause (i) or (ii) above are to be settled by the delivery of Common Shares or such other securities, in cash or otherwise) or (iii) make any demand for or exercise any right with respect to the registration of any Common Shares or any security convertible into or exercisable for Common Shares.

The foregoing summary of the Underwriting Agreement and the Lock-Up Agreement is qualified, respectively, by reference to the actual text of the Underwriting Agreement and the Lock-Up Agreement. A copy of the Underwriting Agreement is filed as Exhibit 99.9 hereto and is hereby incorporated by reference in its entirety in response to this Item 4. A copy of the form of Lock-Up Agreement is filed as Exhibit 99.10 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(b) of Schedule 13D are hereby amended and replaced in their entirety as follows:

(a)-(b)	See items 7 to 11 and 13 on pages 2 and 3 of this Schedule 13D.

CPPIB beneficially owns 7,453,388 Common Shares, representing approximately 3.7% of the outstanding Common Shares. CPPIB-PHI beneficially owns 5,877,188 Common Shares, representing approximately 2.9% of the outstanding Common Shares. Such percentages are calculated based on a total of 202,314,063 shares of Common Stock of the issuer (being 206,314,063 shares of Common Stock of the issuer outstanding as of June 8, 2018, less 4,000,000 shares of Common Stock repurchased by the issuer, as reported in the prospectus supplement filed by the issuer with the Securities and Exchange Commission on June 14, 2018).

CPPIB-PHI directly owns 5,877,188 Common Shares and CPPIB is an indirect beneficial owner of such Common Shares owned by CPPIB-PHI. CPPIB-PHI and CPPIB have shared voting power and shared dispositive power with respect to such 5,877,188 Common Shares.

In addition, CPPIB directly owns 1,569,600 Common Shares, with respect to which it has sole voting power and sole dispositive power, and indirectly owns 6,600 Common Shares through CPPIB MAP Cayman SPC, a wholly-owned subsidiary of CPPIB, with respect to which it has shared voting power and shared dispositive power. The 6,600 Common Shares directly owned by CPPIB MAP Cayman SPC are subject to investment management agreements with an unaffiliated investment manager who may be deemed to have direct voting and investment power and dispositive power with respect to such shares.

CUSIP No. 46266C105	SCHEDULE 13D	Page 6 of 10 Pages

As a result of the Shareholders Agreement, the Reporting Persons may be deemed to be members of a group (the “Group”) holding over 10% of the outstanding Common Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any of the Issuer’s securities owned by any member of the Group, other than the securities covered by this Schedule 13D, as listed in items 7-11 on pages 2 and 3 of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.9 Underwriting Agreement, dated June 12, 2018 (incorporated by reference to Exhibit 1.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2018)

Exhibit 99.10 Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2018)

CUSIP No. 74876Y101	SCHEDULE 13D	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2018

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
	Name:	Patrice Walch-Watson
	Title	Senior Managing Director, General Counsel & Corporate Secretary

CPP INVESTMENT BOARD PRIVATE HOLDINGS, INC.

By:	/s/ Pierre Abinakle
	Name:	Pierre Abinakle
	Title:	Director & Secretary

CUSIP No. 46266C105	SCHEDULE 13D	Page 8 of 10 Pages

SCHEDULE I

Directors of CPPIB

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ian A. Bourne

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Robert L. Brooks

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Pakistan

Douglas W. Mahaffy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Great Britain, Australia

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

Jackson Tai

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: United States

CUSIP No. 46266C105	SCHEDULE 13D	Page 9 of 10 Pages

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Executive Officers of CPPIB

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer

Citizenship: Great Britain

Neil Beaumont

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial and Risk Officer

Citizenship: Canada

Alain Carrier

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of International, Head of Europe

Citizenship: Canada and Great Britain

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Real Assets

Citizenship: Canada

Shane Feeney

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: Canada

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada and Great Britain

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of Asia Pacific, CPPIB

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Deborah Orida

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities

Citizenship: Canada

CUSIP No. 46266C105	SCHEDULE 13D	Page 10 of 10 Pages

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: United States

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Poul Winslow

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Denmark

Directors of CPPIB-PHI

Kristina Fanjoy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Corporate Finance and Tax, CPPIB

Citizenship: Canada

Pierre Abinakle

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director, Legal, CPPIB

Citizenship: Canada

Officers of CPPIB-PHI

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer, CPPIB

Citizenship: Great Britain

Kristina Fanjoy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Corporate Finance and Tax, CPPIB

Citizenship: Canada

Pierre Abinakle

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director, Legal, CPPIB

Citizenship: Canada